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                                  EX-99.B.8.24

[JANUS LOGO] JANUS

                 100 Fillmore Street Denver Colorado 80206 4928
                 PH 303-333-3863   www.janus.com


December 7, 2001                                            JUSTIN B. WRIGHT
                                                            ASSOCIATE COUNSEL

Julie E. Rockmore
Counsel
Aetna Insurance Company of America
151 Farmington Avenue
Hartford, CT  06156

Re: Fund Participation Agreement - Janus Aspen Series - Institutional Shares and Service Shares dated December 8, 1997, as amended

Dear Ms Rockmore:

This letter is to request you enter into a new Fund Participation Agreement ("Agreement") with Janus to permit you to continue to sell Janus Aspen Series Institutional Shares and Service Shares. We believe a new agreement is required in light of the following transaction.

As you may be aware, on October 3, 2001, Tom Bailey, Chairman and CEO of Janus Capital Corporation ("Janus Capital"), exercised certain rights under his contract with Stilwell Financial Inc. ("Stilwell"), to sell his remaining 6.2% stake in Janus Capital to Stilwell. Prior to this transaction, Stilwell owned 91.6% of the shares of Janus Capital. Subsequent to this transaction, certain contractual provisions guaranteeing Mr. Bailey certain management rights will also terminate. Janus and Stilwell have agreed that Mr. Bailey's contractual rights will terminate on March 28, 2002. Although the transaction will result in a change in the ownership structure of Janus Capital, it is anticipated that the operation of Janus Capital will remain unchanged. Mr. Bailey and Stilwell both intend that Mr. Bailey will continue to serve as CEO of Janus Capital.

The current Fund Participation Agreement with your firm ("Current Agreement") provides for automatic termination in the event of its "assignment" as defined in the 1940 Act. Although the sale of Mr. Bailey's shares is not the sale of a controlling block of the adviser's shares and therefore not an "assignment" under the 1940 Act, reasonable arguments can be made that the termination of his contractual rights does effect an assignment. Since Janus Service Corporation is a wholly owned subsidiary of Janus Capital, the transaction could also constitute an "assignment" of the Current Agreement. Therefore, to remove any doubt as to the continuation of the Current Agreement, we request you enter into a new Fund Participation Agreement with the same terms as the Current Agreement (except with a new effective date).

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Please indicate your acceptance of a new Fund Participation Agreement, with the same terms as the Current Agreement, by signing in the space provided below and returning a signed copy of this letter to us in the enclosed postage paid envelope no later than January 15, 2001. The new Agreement will be effective as of the close of business on March 28, 2002.

Thank you for your attention to this matter. If you have any questions or need additional information, please call me at (303) 316-5748 or Mary Stone at (303) 336-7427.

                                          Very truly yours,

                                          /s/ Justin B. Wright

                                          Justin Wright
                                          Associate Counsel

Acknowledge and Agreed:

AETNA INSURANCE COMPANY
OF AMERICA.

/s/ Laurie M. Tillinghast
-------------------------
Laurie M. Tillinghast
Pursuant to a Delegation of Authority dated 8/12/98
Date:  December 11, 2001
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